

MARCH 18, 2024 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide updates on various developments from the Company's diversified royalty portfolio.

IVANHOE OPTIMIZES PLATREEF DEVELOPMENT AND ACCELERATES PHASED EXPANSION

Ivanhoe Mines Ltd. ("Ivanhoe") announced an optimized development plan for the Platreef project in South Africa which de-risks initial production and accelerates the asset's Phase 2 expansion by up to three years. Under the revised development plan, Ivanhoe will re-purpose ventilation Shaft 3 for hoisting at a rate of 3 million tonnes per annum ("Mtpa") and increase the size of the initial Phase 2 concentrator to 3.3 Mtpa (previously 2.2 Mtpa), bringing site-wide processing capacity to 4.0 Mtpa. Shaft 3 is expected to be ready for hoisting in the fourth quarter of 2025. An updated feasibility study (the "Updated FS"), accelerating and optimizing the development of Phase 2, is expected to be completed and published in the second half of 2024.

In addition, Ivanhoe continues to advance construction of the 10 metre-diameter Shaft 2 at Platreef, which will contribute additional hoisting capacity of 8.0 Mtpa. In conjunction with the advancement of Shaft 2 and the Updated FS, Ivanhoe is undertaking a preliminary economic assessment ("PEA") for Phase 3 expansion, increasing total processing capacity at Platreef to approximately 10.0 Mtpa. Phase 3 is anticipated to rank Platreef as one of the world's largest and lowest-cost platinum-group metals, nickel, copper, and gold operations. The processing capacity of the Phase 3 expansion will be 12.5 times greater than that of Phase 1 and 2.5 times greater than the optimized Phase 2 expansion.

Construction of Platreef's Phase 1 concentrator is advancing on schedule and is over 80% complete and is on track for cold commissioning in the third quarter of 2024. Hot commissioning and ramp-up of production is planned for early 2025.

For more information, visit the Ivanhoe Mines website at **www.ivanhoemines.com** and see the press release dated February 26, 2024.

Sandstorm holds a gold stream on the Platreef project whereby Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, then 30% of payable gold produced until an aggregate of 256,980 ounces are delivered, then 1.875% thereafter if certain conditions are met. Sandstorm will make ongoing cash payments of US$100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

HOD MADEN DEVELOPMENT UPDATE FROM SSR MINING

SSR Mining Inc ("SSR Mining") has updated its growth outlook following a February 13, 2024 incident at one of the company's producing Turkish assets, in which Sandstorm has no interest or royalty. On February 27 as a result of this incident, SSR Mining retracted all previously issued guidance for its Turkish assets, including the Hod Maden gold-copper development project where Sandstorm holds a gold stream and net smelter returns ("NSR") royalty.

Sandstorm currently estimates a delay of one year and awaits further updates from SSR Mining. SSR Mining holds a 10% interest in Hod Maden with the right to acquire an additional 30% interest via structured earn-in payments linked to construction and commercial production milestones.

Hod Maden is a high-grade gold-copper project located in northeastern Türkiye. A feasibility study released in 2021 contemplates an underground mine with an expected average annual production of 156,000 ounces of gold and 19.6 million pounds of copper per annum over an initial 13-year mine life. The feasibility study outlines a conventional plant design that will incorporate crushing, grinding, and flotation techniques to maximize the recovery of copper and gold from the ore. The plant design has been envisioned to be environmentally friendly without the use of cyanide. Hod Maden was granted approval of its Environmental Impact Assessment in 2021 and had received all major permits as of October 2022.

For more information, visit **www.ssrmining.com** and refer to SSR Mining's press releases dated February 13, 2024 and February 27, 2023.

ANTAMINA EXTENDS MINE LIFE TO 2036 WITH APPROVAL OF MEIA

Teck Resources Limited ("Teck Resources") reported in February 2024 that the Antamina copper mine in Peru received approval of the Modification of Environmental Impact Assessment (the "MEIA"). The MEIA allows for an investment of approximately $2 billion over the next eight years, which will extend operations at Antamina through to 2036. The MEIA extends the permitted pit depth by 150 metres and will allow Antamina to optimize existing mining components within its current operation while also expanding the footprint of the open pit and expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208 thousand tonnes per day ("ktpd") which would be an approximate 40% increase from current levels of 145 ktpd.

Antamina contains Reserves and Resources that support a multi-decade mine life producing high-grade copper. Effective December 31, 2023, Mineral Reserves totaled 226 million tonnes at 0.94% copper, 0.56% zinc, 10.7 g/t silver, and 0.024% molybdenum. Measured and Indicated Resources, exclusive of Reserves, totaled 673 million tonnes at 0.83% copper, 0.51% zinc, 11.4 g/t silver, and 0.016% molybdenum.

For more information, visit Teck Resources' website at **www.teck.com** and see press release dated February 21, 2024 and Annual Information Form dated February 22, 2024, and visit Compañia Minera Antamina SA's website at **www.antamina.com** and see the company's press release dated February 15, 2024.

Sandstorm holds a 1.66% silver stream referenced to silver production at the Antamina mine as well as an effective 0.55% net profits interest ("NPI") royalty on the mine.

GLENCORE EARMARKS INVESTMENT AT MARA AND ARGENTINIAN ASSETS

Glencore plc ("Glencore") reported that the company has earmarked an aggregate of $400 million over the next three years for two growth projects located in Argentina, including their wholly-owned MARA project. The investment will continue the development, feasibility studies, and early works of their Argentinian assets. During the company's 2023 year-end earnings call, Glencore CEO, Gary Nagle, discussed MARA as one of the major areas of growth for Glencore's copper base. Mr. Nagle underscored the low-cost, long-life qualities of MARA and that advancing the project is significantly de-risked given the brownfield nature of the project.

In September 2023, Glencore completed the acquisition of the remaining 56.25% interest that it did not previously own in the MARA project. MARA is a brownfield copper-gold project that ranks as one of the lowest capital-intensive copper projects in the world, owing to the existing

Alumbrera processing plant and associated infrastructure located nearby. MARA is expected to be in the top 25 global copper producers when operational, with an expected average copper production over the first 10 full years exceeding 200,000 tonnes per annum (with further material by-product credits). The consolidation of the MARA project has added over 1 billion tonnes of Resources to Glencore's copper Resource base.

In 2015, Sandstorm entered into an early deposit gold stream on the MARA project that allows for an additional advance payment to convert the Company's existing 0.25% NSR royalty into a gold stream (the "Stream Conversion"). The maximum amount of the advance payment is $225 million (the "Advance Payment"). If the Advance Payment is made, Sandstorm will have the right to purchase 20% of the gold produced at MARA for the life of the mine, with ongoing payments equal to 30% of the spot price of gold. Sandstorm is only required to elect the Stream Conversion once Glencore has made a board-approved construction decision at MARA. The Advance Payment is payable in quarterly tranches throughout the construction period in proportion to total project spending.

Visit **www.glencore.com** and refer to the Full Year 2023 Earnings Call transcript and Glencore's press release dated July 31, 2023, for further details.

MINERAL RESOURCES INCREASE 25% AT CHAPADA'S SAUVA DEPOSIT

Lundin Mining Corporation ("Lundin Mining") released their updated Mineral Reserve and Mineral Resource estimates effective December 31, 2023. The Sauva deposit, located approximately 15 kilometres from the Chapada plant, had a 25% increase in Mineral Resources when compared to the estimate effective December 31, 2022. Additional drilling during 2023 tested step-out anomalies along the broader Sauva-Formiga trend, which contributed to the increase in Mineral Resources. The deposit remains open in all directions.

The open pit Indicated Resource at the Sauva deposit increased to an estimated 721 thousand tonnes of copper contained in 244.7 million tonnes grading 0.29% copper and 0.17 g/t gold (December 31, 2023, effective date, NSR cut-off value of $7.80 per tonne). The Sauva deposit, which is located within Sandstorm's stream area of interest, contains higher grades than existing Measured and Indicated Resources at Chapada which total 1.06 billion tonnes grading 0.23% copper and 0.12 g/t gold (NSR cut-off grade of $5.80 per tonne).

For more information visit the Lundin Mining website at **www.lundinmining.com** and see the press release dated February 8, 2024.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper. Sandstorm also holds a 2.0% NSR royalty on the Suruca Deposit at Chapada, which was purchased as part of the Nomad Royalty Company Ltd. acquisition in 2022.

FRUTA DEL NORTE ANNOUNCES LARGEST EXPLORATION PROGRAM AND THROUGHPUT EXPANSION

Lundin Gold Inc. ("Lundin Gold") recently announced the largest exploration program to date at the Fruta del Norte project in Ecuador since the mine was discovered in 2006. The drilling program consists of 56,000 metres (46,000 metres near-mine exploration, 10,000 metres regional exploration), following on from the 35,305 metres of drilling completed in 2023. Lundin Gold expects to release updated Mineral Reserves and Resources for Fruta del Norte in the first quarter of 2024, reflecting the results of this 2023 drill program.

The 2024 near-mine exploration program will focus on underground drilling below the current resource envelope, while surface drilling will be primarily focused on the FDNS and Bonza Sur targets, as well as other targets to the north and east of Fruta del Norte. The regional program will focus on several exploration targets located in the 16 kilometre long Suarez Basin, with the objective of identifying new epithermal systems.

In addition, Lundin Gold reaffirmed its plans to further expand gold production at Fruta del Norte via its Process Plant Expansion Project which will increase mill throughput by approximately 10% to 5,000 tonnes per day ("tpd") and increase metallurgical recoveries by 3%. As a result, gold production for 2024 is estimated to be between 450,000–500,000 ounces based on average throughput of 4,500 tpd. Production outlook for 2025 and 2026 is estimated to increase to 475,000–525,000 ounces of gold with throughput sustained at 5,000 tpd.

For more information, visit the Lundin Gold website at **www.lundingold.com** and see the press release dated December 4, 2023. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

FALCO RESOURCES AND GLENCORE ENTER INTO OPERATION AGREEMENT FOR HORNE 5

Falco Resources Ltd. ("Falco Resources") announced that the company has entered into an operating license and indemnity agreement with Glencore Canada Corporation ("Glencore Canada"). This agreement grants Falco Resources a license to utilize a portion of Glencore

Canada's land to develop and operate Falco Resources' Horne 5 project located in Québec, Canada. The agreement is a key catalyst for the Horne 5 project to move into the next stages of development, including permitting and financing. Falco has completed its environmental impact assessment ("EIA") for the Horne 5 project and is currently awaiting the notice of admissibility for the EIA and trigger next steps in the project's permitting, including the BAPE consultation process.

For more information, visit the Falco Resources website at **www.falcores.com** and see the press release dated January 24, 2024. Sandstorm has a 2.0% NSR royalty on the Horne 5 project.

ERDENE COMMENCES CONSTRUCTION AT THE BAYAN KHUNDII PROJECT

Erdene Resource Development Corp. ("Erdene Resources") announced the commencement of full construction at the Bayan Khundii project in Mongolia. The construction decision follows the completion of an early works program during the second half of 2023, which represents approximately 12% of the total construction effort. The construction is expected to be substantially complete by the end of 2024, while commissioning and first gold are expected in the second quarter of 2025. Based on an updated feasibility study released in 2023, average annual gold production of approximately 70,000 ounces is expected over a seven year mine life.

For more information, visit Erdene Resources' website and **www.erdene.com** and see the press release dated January 29, 2024. Sandstorm has a 1.0% NSR royalty on the Bayan Khundii project.

BLYVOOR OPERATOR ANNOUNCES GO-PUBLIC EVENT, FUNDING PRODUCTION GROWTH

The group of mining companies that operate the Blyvoor gold mine in South Africa along with Rigel Resource Acquisition Corp ("Rigel") (NYSE: RRAC) have entered into a definitive business combination agreement and financing agreement and that is expected to result in a publicly traded company expected to be named "Aurous Resources" ("Aurous") and listed on the NASDAQ (the "Aurous Transaction"). Net proceeds from the Aurous Transaction will enable the company to continue to invest in improvements designed to accelerate production growth and lower operating costs at the Blyvoor mine.

The Blyvoor mine is a producing long-life underground gold mine located on the Witwatersrand gold belt in South Africa, which commenced production in 1942. Sandstorm has a gold stream on the Blyvoor mine, whereby, until 300,000 ounces have been delivered (the "Initial Blyvoor Delivery Threshold"), Sandstorm will receive 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.

For more information visit **www.blyvoorgold.com** and see the press release dated March 11, 2024 and refer to the filings on Rigel's Edgar profile at **www.sec.gov/edgar/search-and-access.**

HUGO NORTH EXTENSION DRILL RESULTS AND UNDERGROUND DEVELOPMENT UPDATE

Entrée Resources Ltd ("Entrée Resources") has released partial drill results from the 2022 drill program at the Hugo North Extension ("HNE"). The drill results, which are the first holes drilled into the HNE since 2011, demonstrate continuity of the significant copper and gold grades at the HNE deposit.

Highlighted results include underground drill holes that intersected proposed Lift 2:

- **DDH UGD583A:** 274 metres grading 2.36% copper and 0.73 g/t gold; and
- **DDH UGD586:** 178 metres grading 2.90% copper and 0.96% Au including 144 metres grading 3.50% copper and 1.07 g/t gold.

In addition to the drill results, Entrée Resources reported updates on Lift 1 Panel 1 underground infrastructure development work on the Entrée/Oyu Tolgoi JV Property. Development work is scheduled to commence in the second half of 2024 and will start in the southwest corner of the HNE deposit on the Shivee Tolgoi mining licence. The work will establish the initial Panel 1 western ore handling truck chute, including extraction level tipple development, the truck chute chamber on the haulage level, and the supporting ventilation loop with the return air level.

Shafts 3 and 4, which are required to provide ventilation to support production from Panels 1 and 2 during ramp-up to full Lift 1 production, are expected to be commissioned in the second half 2024. Panel 1 production on the Oyu Tolgoi mining licence is anticipated to commence in approximately 2027.

Sandstorm holds a gold, silver, and copper stream on the Hugo North Extension whereby Sandstorm is entitled to purchase 5.62% of the gold and silver produced at ongoing payments of US$220 per ounce gold and US$5 per ounce silver. Sandstorm is entitled to purchase 0.42% of the copper produced at an ongoing payment of US$0.50 per pound copper.

For more information, including full drill results, refer to Entrée Resources' website at **www.entreeresourcesltd.com** and refer to the press release dated February 28, 2024.

QP
Qualified Person

Imola Götz (M.Sc., P.Eng.), Sandstorm's Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. She has reviewed and approved the scientific and technical information in this news release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

MARK KLAUSEN
CORPORATE COMMUNICATIONS

604 628 1164

SANDSTORM
GOLD ROYALTIES

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 240 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to Sandstorm's current estimated delay of one year at Hod Maden, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 23, 2023 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.